UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

PJT Partners Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

69343T107

(CUSIP Number)

Stephen A. Schwarzman

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Joshua Ford Bonnie, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69343T107

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,180,218
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,180,218
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,218
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Stock”), of PJT Partners Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 280 Park Avenue, New York, New York 10017.

Item 2.	Identity and Background.

(a)-(c), (f). This Schedule 13D is being filed on behalf of Stephen A. Schwarzman (“Mr. Schwarzman” or the “Reporting Person”). The business address of Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities reported herein in connection with the spin-off of the Issuer from The Blackstone Group L.P. and related transactions that closed on October 1, 2015 (the “Spin-off Transactions”). These transactions are described in the Form 10-12B/A filed by the Issuer with the Securities and Exchange Commission on September 3, 2015 (the “Form 10”).

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person holds the securities reported herein for investment purposes. Depending upon market conditions and other factors that he may deem material, the Reporting Person may purchase additional Issuer securities (or derivatives thereof), or may dispose of all or a portion of the Issuer securities (or derivatives thereof) that he may have acquired or hereafter acquire.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person reserves the right to discuss and/or meet with management, the board of directors of the Issuer, other shareholders and third parties and/or formulate plans or proposals regarding the Issuer, its securities, or the Issuer’s business and affairs. At any time and from time to time, the Reporting Person may review, reconsider and change his position and/or change his purpose and/or develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of shares of Class A Stock beneficially owned assumes that there are a total of 17,966,584 shares of Class A Stock outstanding after giving effect to the Spin-off Transactions which closed on October 1, 2015, as reported in the Issuer’s Form 10.

The aggregate number and percentage of shares of Class A Stock beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

The 1,180,218 shares of Class A Stock reported herein as beneficially owned by Mr. Schwarzman include the following shares held for the benefit of family members with respect to which Mr. Schwarzman disclaims beneficial ownership: 8,481 shares of Class A Stock held in various trusts for which Mr. Schwarzman is the investment trustee; 13,809 shares of Class A Stock held in grantor retained annuity trusts for which Mr. Schwarzman is the investment trustee; and 7,320 shares of Class A Stock held by a corporation for which Mr. Schwarzman is the controlling shareholder. Mr. Schwarzman also directly, or through a corporation for which he is the controlling shareholder, beneficially owns an additional 1,854 shares of Class A Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the securities reported herein as indirectly held for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 3 of this Schedule 13D, the Reporting Person has not effected any transaction in the past 60 days in the shares of Class A Stock other than the acquisitions related to the Spin-off Transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Upon the closing of the Spin-off Transactions, the Reporting Person also may be deemed to beneficially own 11 shares of Class B common stock of the Issuer (the “Class B Stock”) and 4,617,902 partnership units of PJT Partners Holdings LP. (the “Partnership Units”). These amounts include the following securities held for the benefit of family members with respect to which Mr. Schwarzman disclaims beneficial ownership: 2 shares of Class B Stock and 33,185 Partnership Units held in various trusts for which Mr. Schwarzman is the investment trustee; 5 shares of Class B Stock and 54,028 Partnership Units held in grantor retained annuity trusts for which Mr. Schwarzman is the investment trustee; and 1 share of Class B Stock and 28,643 Partnership Units held by a corporation for which Mr. Schwarzman is the controlling shareholder. Mr. Schwarzman also directly, or through a corporation for which he is the controlling shareholder, beneficially owns an additional 1 share of Class B Stock and 7,253 Partnership Units. The Class B Stock and Partnership Units are subject to the agreements described below, as applicable.

Exchange Agreement

The Issuer entered into an exchange agreement (the “Exchange Agreement”), dated as of October 1, 2015, with the limited partners of PJT Partners Holdings LP, including the Reporting Person, pursuant to which they (or certain permitted transferees) will have the right, subject to the terms and conditions set forth in the limited partnership agreement of PJT Partners Holdings LP, on a quarterly basis, from and after October 1, 2016 (the first anniversary after the consummation date of the Spin-off Transactions), subject to the terms of the Exchange Agreement, to exchange all or part of their Partnership Units for cash, or, at the Issuer’s election, for shares of Class A Stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. The price per Partnership Unit to be received in a cash-settled exchange will be equal to the fair value of a share of Class A Stock (determined in accordance with and subject to adjustment under the Exchange Agreement). The Partnership Units generally vest as follows: (a) 20% vest on October 9, 2017, (b) 30% vest on October 9, 2018, and (c) 50% vest on October 9, 2019. In addition, Mr. Schwarzman has agreed that for a specified multi-year period following the Spin-Off Transactions (or such earlier time as he shall cease to be employed by or provide services to Blackstone) he will (1) consult with the Chief Executive Officer of the Issuer prior to submitting any election of exchange under the Exchange Agreement and (2) use commercially reasonable efforts to ensure that dispositions (if any) of the Partnership Units or Class A Stock that he received in connection with the spin-off be effected through a plan of distribution that mitigates any sustained adverse effect on the market price of the Class A Stock.

Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP

The Partnership Units are subject to the terms of the Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, dated as of October 1, 2015 (the “Amended Partnership Agreement”).

Class B Common Stock

With respect to all matters presented to stockholders of the Issuer other than director elections and removals, each holder of Class B Stock shall be entitled, without regard to the number of shares of Class B Stock held by such holder, to one vote for each Partnership Unit (including for this purpose, the number of Partnership Units that would be held by such holder assuming the conversion on such date of all vested and unvested Long-Term Incentive Plan Units held of record by such holder) in PJT Partners Holdings LP held by such holder. Shares of Class B Stock will initially entitle holders to only one vote per share in the election and removal of directors of the Issuer. However, all or a portion of the voting power of Class B Stock with respect to the election of directors of the Issuer may be increased to up to the number of votes to which a holder is then entitled on all other matters presented to Issuer stockholders as described below.

By written notice to the Issuer, each holder of Class B Stock may, at any time, request that such holder become entitled to a number of votes in the election and removal of directors of the Issuer not to exceed at any time the number of votes to which such holder is then entitled on all other matters presented to stockholders, or such lesser number of votes as may be specified in such holder’s request. The Issuer’s board of directors, in its sole discretion, may approve or decline any such request, and no such holder shall become entitled to such requested voting power in respect of such shares of Class B Stock unless and until the Issuer’s board of directors approves such request.

Mr. Schwarzman has provided an irrevocable proxy to Paul J. Taubman to vote his shares of Class B Stock for so long as Mr. Taubman is the Chief Executive Officer of the Issuer.

Holders of Class B Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of the Issuer.

The terms of the Class B Stock are more fully described in the Issuer’s Amended and Restated Certificate of Incorporation (the “Amended Certificate of Incorporation”).

Registration Rights Agreement

The Issuer entered into a registration rights agreement, dated as of October 1, 2015 (the “Registration Rights Agreement”), with the limited partners of PJT Partners Holdings LP, including the Reporting Person, pursuant to which the Issuer granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933, as amended, shares of Class A Stock delivered in exchange for Partnership Units.

In addition, in the event that any holder or group of holders that elect to exchange Partnership Units with a cash value of at least $75 million (determined in accordance with the Registration Rights Agreement) in respect of any quarterly exchange date (described above), a demand committee comprised of certain Partnership Unitholders, including the Reporting Person, will have the right to request that the Issuer facilitates a registered underwritten offering with respect to (1) the sale by such holder(s) of Class A Stock delivered to such holder(s) in exchange for such Partnership Units (in the event that the Issuer elects to settle such exchange in shares of Class A Stock); or (2) the sale by the Issuer of Class A Stock to fund the cash-settled exchanges of such Partnership Units (in the event that the Issuer elects to settle such exchange in cash); provided, however, that the Issuer will not be obligated to effect any such requested registration within 180 days after the effective date of a previous registration pursuant to the registration rights agreement. In addition, the Issuer will have the right to defer effecting a demand for a maximum of 60 days in certain circumstances, not to exceed 90 days in any 365-day period, including if such demand could materially interfere with a bona fide business or financing transaction.

Holders of Partnership Units will also have the ability to exercise certain piggyback registration rights in respect of registered offerings requested by other registration rights holders or initiated by the Issuer, subject to customary cut-back provisions.

The descriptions of the Exchange Agreement, the Amended Partnership Agreement, the Amended Certificate of Incorporation and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the agreements, copies of which are identified as Exhibits A, B, C and D hereto, respectively, and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Exchange Agreement (filed as Exhibit 10.6 to the Form 8-K filed by the Issuer on October 5, 2015, and incorporated herein by reference).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP (filed as Exhibit 10.5 to the Form 8-K filed by the Issuer on October 5, 2015, and incorporated herein by reference).

Exhibit C	Amended and Restated Certificate of Incorporation of the Issuer (filed as Exhibit 3.1 to the Form 8-K filed by the Issuer on October 5, 2015, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement (filed as Exhibit 10.8 to the Form 8-K filed by the Issuer on October 5, 2015, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman